SCMP GROUP

NEWSPAPER MAGAZINE RETAIL

Direct Line Direct Fax

[redacted]

09045134

BY REGISTERED POST

Date: 22 December 2008

Exemption No. 33-51010

RECEIVED
2009 JAN 21 A 2:15

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Continuing Connected Transaction

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
JAN 22 2009
THOMSON REUTERS

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

dlw 1/21

CoSec\Correspondence\announcement distribution – connected transaction 1208

SCMP Group Limited Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888 **Web site** www.scmp.com

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

CONTINUING CONNECTED TRANSACTION

SCMPP, a wholly-owned subsidiary of the Company signed an agreement with Kerry Holdings on 19 December 2008 for the provision of advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2009 to 31 December 2009.

Kerry Holdings is a subsidiary of Kerry Group Limited. As Kerry Group Limited is a connected person of the Company, the transaction under the advertising service agreement with Kerry Holdings constitutes continuing connected transaction and is subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules, but do not require the approval of the Company's independent shareholders.

CONTINUING CONNECTED TRANSACTION

SCMPP, a wholly-owned subsidiary of the Company signed an agreement with Kerry Holdings on 19 December 2008 for the provision of advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2009 to 31 December 2009.

Kerry Group Limited is a substantial shareholder (as defined in the Listing Rules) of the Company holding approximately 74% of the Company's issued share capital as at the date of this announcement. Kerry Holdings is a subsidiary of Kerry Group Limited. Accordingly, Kerry Group Limited and Kerry Holdings are connected persons (as defined in the Listing Rules) of the Company.

The transaction under the advertising service agreement with Kerry Holdings constitutes continuing connected transaction for the Company subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules.

SCMPP, being involved in the business of publishing, printing and distribution of the *South China Morning Post* and *Sunday Morning Post,* entered into an agreement in writing dated 19 December 2008 with Kerry Holdings whereby SCMPP agreed to provide advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2009 to 31 December 2009. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and are no more favourable to Kerry Holdings than those available to independent third party customers.

Payment terms

The service fees payable pursuant to the above agreement are payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

Compliance with Listing Rules and Annual Cap

Total advertising service fees received for advertising services provided to Kerry Holdings and other companies in the Kerry Group in the financial years ended 31 December 2005, 2006 and 2007 and in the ten months ended 31 October 2008 are HK$4,413,924, HK$4,330,456, HK$4,665,759 and HK$2,027,316, respectively. The Company expects that the aggregate amount of advertising service fees receivable for advertising services provided and to be provided to Kerry Holdings and other companies in the Kerry Group for the financial year ending 31 December 2008 will not exceed the annual cap of HK$7 million as stated in the Company's announcement dated 27 December 2007.

It is expected that the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the transaction entered into pursuant to the above advertising service agreement for the financial year ending 31 December 2009 will be more than 0.1% but less than 2.5%, and therefore subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules. The Company expects that the maximum aggregate amount of service fees receivable under the aforesaid agreement will be HK$6 million for the financial year ending 31 December 2009. Such maximum aggregate amount is estimated based on the advertising expenditure of the relevant subsidiaries of Kerry Holdings and other companies in the Kerry Group in the financial years ended 31 December 2006 and 2007, respectively, and the estimated advertising expenditure of the relevant subsidiaries of Kerry Holdings and other companies in the Kerry Group in the financial year ending 31 December 2008. In accordance with Rule 14A.36 of the Listing Rules, the Company will re-comply with Rules 14A.35(3) and (4) of the Listing Rules if the HK$6 million cap is exceeded or when the above agreement is renewed or there is a material change to the terms of the agreement.

OPINION OF THE DIRECTORS

The terms of the advertising service agreement were arrived at after arm's length negotiations between the relevant parties. The Directors, including independent non-executive Directors of the Company, are of the view that the above transaction is and will be conducted on normal commercial terms that are no less favourable to the Group than terms available to or from independent third party customers, is fair and reasonable so far as the Company and the shareholders of the Company are concerned and is in the interests of the Company and the shareholders of the Company as a whole. The Directors, including independent non-executive Directors of the Company, are of the view that the Company's said estimation of the maximum aggregate amount of HK$6 million, being advertising service fees receivable under the above advertising service agreement, is fair and reasonable.

REASONS FOR ENTERING INTO THE TRANSACTION

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group is also involved in property investment through its subsidiaries.

SCMPP, a wholly-owned subsidiary of the Company, is in the newspaper and magazine publishing business. Publications include the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications in Hong Kong.

Kerry Holdings is an investment holding company and is a subsidiary of Kerry Group Limited. Kerry Group Limited is an investment holding company. The principal activities of other companies in the Kerry Group which are involved in the above transaction consist of property development, investment and management; logistics, freight and warehouse ownership and operations; infrastructure-related investments; ownership and operation of hotels and associated properties and provision of hotel management and related services.

The provision of advertising services is in the ordinary and usual course of business of the Group. The terms of the advertising service agreement were arrived at after arm's length negotiations between the relevant parties. The Directors, including the independent non-executive Directors, consider that the above transaction is and will be conducted on normal commercial terms and is beneficial to the business of the Company and the interests of the shareholders of the Company as a whole.

DEFINITIONS

"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Directors"	Directors of the Company including independent non-executive directors
"Group"	Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Kerry Group"	Kerry Group Limited, a substantial shareholder of the Company (as defined in the Listing Rules) and its subsidiaries and associates (as defined in the Listing Rules)
"Kerry Holdings"	Kerry Holdings Limited, a subsidiary of Kerry Group Limited
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"SCMPP"	South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 19 December 2008

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END